EXHIBIT 99.1

News Release

Rosetta Genomics Announces Exercise and Closing of Underwriter’s Over-Allotment Option

PHILADELPHIA and REHOVOT, Israel (August 29, 2012) – Rosetta Genomics Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced the sale of an additional 825,000 ordinary shares pursuant to the exercise by the underwriter of the over-allotment option granted to the underwriter in connection with Rosetta’s recent public offering of 5.5 million ordinary shares at a price to the public of $5.00 per share. The gross proceeds to Rosetta from the offering, including the exercise of the over-allotment option, were approximately $31.6 million, before deducting underwriting discounts and commissions and other offering expenses payable by Rosetta.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

A registration statement on Form F-1 relating to the shares was filed with the Securities and Exchange Commission (the “SEC”) and was declared effective on August 2, 2012.  A final prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov.  Copies of the final prospectus relating to the offering may be obtained from the offices of Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com, or from the above-mentioned SEC website.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s miRview® product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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